

June 24, 2022

John E. Adent
President and Chief Executive Officer
Neogen Corporation
620 Lesher Place
Lansing, MI 48921

      Re: Neogen Corporation
          Revised Preliminary Proxy Statement on Schedule 14A
          Filed June 9, 2022
          File No. 000-17988

Dear Mr. Adent:

      We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to the comment by amending your filing and providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to the comment, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A filed June 9, 2022

General

1.   Please revise your disclosure in light of our remaining comments on the related Form S-4.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 or Christine Westbrook at (202) 551-5019 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael J. Aiello, Esq.